May 11, 2022

 Changxun Sun
 Chief Executive Officer
 Cloopen Group Holding Limited
 16/F Tower A, Fairmont Tower
 33 Guangshun North Main Street
 Chaoyang District, Beijing
 People's Republic of China

        Re: Cloopen Group Holding Limited
            Form 6-K
            Furnished May 3, 2022
            File No. 001-40004

 Dear Mr. Sun:

        We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to this comment, we may have additional comments.

Form 6-K Furnished May 3, 2022

1.     We note your disclosure that KPMG Huzahen LLP (   KPMG   ) has resigned
as the
       Company   s independent registered accounting firm and advised the
Company that they
       identified irregularities related to certain customer transactions for prior years as well as misconduct of several employees, including fabricating certain documents. Your disclosure also states that the Company has not concluded on the potential implications on its consolidated financial statements of previous years. Please tell us whether KPMG provided any communication regarding the materiality of the irregularities to the prior period financial statements or for the ability of their audit reports on the prior period financial statements to be relied upon. To the extent KPMG provided any communications about the ability of their audit reports on prior period financial
       statements to be relied upon, please immediately amend the Form 6-K to update this disclosure and provide clear and transparent disclosure about the impact to any prior period financial statements.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
 Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding our comment.


                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology




cc: Dan Ouyang, Wilson Sonsini